SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of September 30, 2008 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2008 TOGETHER

WITH INDEPENDENT

AUDITORS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	12-31-2007
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	812,113	741,016
Due from banks and correspondents	2,574,523	2,373,827

Argentine Central Bank (BCRA)	2,321,142	2,102,264
Other local	1,655	778
Foreign	251,726	270,785

	3,386,636	3,114,843

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	9,040	31,288
Holdings available for sale (Exhibit A)	978,211	1,372,584
Unlisted Government Securities (Exhibit A)	978,339	903,897
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,350,046	1,207,473
Investments in listed private securities (Exhibit A)	183	25,725
Less: Allowances (Exhibit J)	347,515	60,955

	2,968,304	3,480,012

C. LOANS:
To government sector (Exhibits B, C and D)	1,376,347	1,415,352
To financial sector (Exhibits B, C and D)	803,356	694,213

Interfinancial – (Calls granted)	6,596	30,500
Other financing to local financial institutions	726,378	617,829
Interest and listed-price differences accrued and pending collection	70,382	45,884
To non financial private sector and residents abroad (Exhibits B, C and D)	9,135,111	8,436,736

Overdraft	1,471,487	1,326,474
Discounted instruments	1,424,584	1,430,787
Real estate mortgage	953,448	772,036
Collateral Loans	83,922	40,988
Consumer	1,786,208	1,337,179
Credit cards	1,010,571	802,647
Other (Note 5 a.)	2,310,536	2,638,171
Interest and listed-price differences accrued and pending collection	111,432	102,210
Less: Interest documented together with main obligation	17,077	13,756
Less: Difference arising from purchase of portfolio	92	93
Less: Allowances (Exhibit J)	240,435	195,692

	11,074,287	10,350,516

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	497,675	463,621
Amounts receivable for spot and forward sales to be settled	673,814	191,059
Instruments to be received for spot and forward purchases to be settled	41,227	109,535
Premiums for options bought	1,633	—,—
Unlisted corporate bonds (Exhibits B, C and D)	58,041	58,277
Non-deliverable forward transactions balances to be settled	9,786	6,292
Other receivables not covered by debtor classification regulations	31,206	24,170
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	46,891	39,255
Interest accrued and pending collection not covered by debtor classification regulations	34,311	21,834
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	2	5
Less: Allowances (Exhibit J)	2,210	1,821

	1,392,376	912,227

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	373,157	317,053
Less: Allowances (Exhibit J)	5,205	4,280

	367,952	312,773

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	67,646	45,567
Other (Note 5.b.) (Exhibit E)	450,533	411,909
Less: Allowances (Exhibit J)	3	3

	518,176	457,473

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	5	52
Other (Note 5.c.)	391,350	219,025
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other accrued interest receivable	—.—	1
Less: Allowances (Exhibit J)	202,036	77,604

	377,643	291,980

H. PREMISES AND EQUIPMENT (Exhibit F):	399,653	368,004

I. OTHER ASSETS (Exhibit F):	28,136	36,392

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	—.—	12,200
Organization and development expenses	43,993	79,454

	43,993	91,654

K. SUSPENSE ITEMS:	6,650	11,261

TOTAL ASSETS:	20,563,806	19,427,135

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	12-31-2007
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	60,191	53,899
Financial sector	188,324	195,890
Non financial private sector and residents abroad	15,447,188	14,828,160

Checking accounts	3,252,428	2,823,731
Savings deposits	4,501,315	4,237,696
Time deposits	7,191,259	7,234,385
Investments accounts	17,710	13,152
Other	411,509	436,727
Interest and listed-price differences accrued payable	72,967	82,469

	15,695,703	15,077,949

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	1,986	1,833

Other	1,986	1,833
Banks and International Institutions (Exhibit I)	500,197	555,842
Amounts payable for spot and forward purchases to be settled	9,822	103,608
Instruments to be delivered for spot and forward sales to be settled	761,959	206,466
Premiums for options written	999	—,—
Financing received from Argentine financial institutions (Exhibit I)	2,341	23,262

Interfinancial (calls received)	2,340	7,500
Other financing from local financial institutions	—.—	15,755
Interest accrued payable	1	7
Non-deliverable forward transactions balances to be settled	12,815	1,002
Other (note 5.d.) (Exhibit I)	708,829	791,420
Interest and listed-price differences accrued payable (Exhibit I)	6,286	9,017

	2,006,234	1,692,450

N. OTHER LIABILITIES:
Other (Note 5.e.)	327,383	271,956

	327,383	271,956

O. ALLOWANCES (Exhibit J):	344,509	321,277

P. SUSPENSE ITEMS:	9,788	6,666

TOTAL LIABILITIES:	18,383,617	17,370,298

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,180,189	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	20,563,806	19,427,135

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	12-31-2007
DEBIT ACCOUNTS
Contingent
– Credit lines obtained (unused balances)	139,255	199,679
– Guarantees received	3,734,749	3,215,812
– Contra contingent debit accounts	646,495	554,832

	4,520,499	3,970,323

Control
– Receivables classified as irrecoverable	261,318	280,820
– Other (Note 5.f.)	31,967,059	31,980,524
– Contra control debit accounts	489,819	2,214,130

	32,718,196	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of call options bought	8,397	—,—
– “Notional” amount of put options bought	5,302	—,—
– “Notional” amount of non-deliverable forward transactions	1,793,799	1,164,392
– Interest rate SWAP	275,650	292,000
– Others	50,000	50,000
– Contra debit derivatives accounts	1,888,200	1,289,267

	4,021,348	2,795,659

For trustee activities
– Funds in trust	2,959	3,897

	2,959	3,897

TOTAL	41,263,002	41,245,353

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	89,619	26,185
– Guarantees provided to the BCRA	50,105	61,729
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	171,697	135,525
– Other guarantees given non covered by debtor classification regulations	136,501	134,871
– Other covered by debtor classification regulations (Exhibits B, C and D)	198,573	196,522
– Contra contingent credit accounts	3,874,004	3,415,491

	4,520,499	3,970,323

Control
– Items to be credited	434,715	388,952
– Other	55,104	1,825,178
– Contra control credit accounts	32,228,377	32,261,344

	32,718,196	34,475,474

Derivatives (Exhibit O)
– “Notional” amount of call options written	9,236	—,—
– “Notional” amount of put options written	4,772	—,—
– “Notional” amount of non-deliverable forward transactions	1,874,192	1,289,267
– Contra debit derivatives accounts	2,133,148	1,506,392

	4,021,348	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	2,959	3,897

	2,959	3,897

TOTAL	41,263,002	41,245,353

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	09-30-2007
A. FINANCIAL INCOME
Interest on cash and due from banks	11,174	14,648
Interest on loans to the financial sector	79,194	41,764
Interest on overdraft	175,926	112,849
Interest on discounted instruments	120,371	64,851
Interest on real estate mortgage	76,267	44,557
Interest on collateral loans	5,487	1,316
Interest on credit card loans	72,891	38,222
Interest on other loans	355,939	209,405
Interest on other receivables from financial transactions	16,070	17,055
Income from secured loans - Decree 1387/01	55,162	90,526
Net income from government and private securities	—,—	206,406
Net income from options	11	—,—
Indexation by benchmark stabilization coefficient (CER)	166,074	158,390
Gold and foreign currency exchange difference	119,949	81,303
Other	131,044	86,822

	1,385,559	1,168,114

B. FINANCIAL EXPENSE
Interest on checking accounts	19,828	17,648
Interest on savings deposits	6,512	4,945
Interest on time deposits	489,178	329,315
Interest on interfinancial financing (calls received)	733	1,792
Interest on other financing of financial institutions	513	1,296
Interest on other liabilities from financial transactions	21,802	17,253
Other interest	5,125	6,824
Net income from government and private securities	50,354	—.—
Indexation by CER	6,925	41,608
Contribution to the deposit guarantee fund	19,813	17,418
Other	46,528	31,870

	667,311	469,969

GROSS INTERMEDIATION MARGIN – GAIN	718,248	698,145

C. ALLOWANCES FOR LOAN LOSSES	70,089	36,076

D. SERVICE CHARGE INCOME
Related to lending transactions	151,561	104,744
Related to liability transactions	299,601	230,416
Other commissions	42,637	36,367
Other (Note 5.g.)	156,688	123,341

	650,487	494,868

E. SERVICE CHARGE EXPENSE
Commissions	112,669	77,698
Other (Note 5.h.)	39,039	26,428

	151,708	104,126

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	09-30-2007
F. ADMINISTRATIVE EXPENSES
Payroll expenses	483,023	346,377
Fees to Bank Directors and Statutory Auditors	314	245
Other professional fees	20,438	17,048
Advertising and publicity	48,637	39,301
Taxes	23,181	17,910
Fixed assets depreciation	26,091	22,237
Organizational expenses amortization	7,032	4,199
Other operating expenses	121,554	98,668
Other	77,184	56,770

	807,454	602,755

NET GAIN FROM FINANCIAL TRANSACTIONS	339,484	450,056

G. OTHER INCOME
Income from long-term investments	88,049	34,099
Punitive interests	1,373	619
Loans recovered and reversals of allowances	47,759	414,427
Other (note 5.i.)	146,794	23,503

	283,975	472,648

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	37	25
Charge for uncollectibility of other receivables and other allowances	168,846	70,891
Amortization of difference arising from judicial resolutions	90,698	248,421
Depreciation and losses from miscellaneous assets	365	1,474
Goodwill amortization	12,200	4,972
Other (Note 5.j.)	45,582	372,430

	317,728	698,213

NET INCOME FOR THE PERIOD	305,731	224,491

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2008							2007
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	547,381	(42,796)	592,780	2,056,837	1,954,584
2. Stockholders´ Meeting held on March 28, 2008 and April 26, 2007
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(164,000)	(164,000)	(90,000)
- Statutory reserve	—,—	—,—	—,—	47,010	—,—	(47,010)	—,—	—,—
3. Unrealized valuation difference	—,—	—,—	—,—	—,—	(18,379)	—,—	(18,379)	(29,037)
4. Net income for the period	—,—	—,—	—,—	—,—	—,—	305,731	305,731	224,491

5. Balance at the end of the period	471,361	175,132	312,979	594,391	(61,175)	687,501	2,180,189	2,060,038

(1)	Adjustments to stockholders´ equity refer to Adjustment to Capital Stock.

(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (68,275) from government securities and 7,100 from BCRA Notes (note 2.3.b).

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	09-30-2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of fiscal year	3,294,811 (1)	2,718,299
Cash and cash equivalents at the end of the period	3,555,416 (1)	2,656,248

Net increase / (decrease) in cash and cash equivalents	260,605	(62,051)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
-Government and private securities	489,460	(819,184)
- Loans	563,041	124,753

to financial sector	(73,585)	(113,513)
to non-financial public sector	85,823	358,408
to non-financial private sector and residents abroad	550,803	(120,142)
- Other receivables from financial transactions	(35,919)	(27,772)
- Assets subject to financial leasing	(55,179)	(59,842)
- Deposits	(30,493)	1,279,690

to financial sector	(7,584)	14,445
to non-financial public sector	7,202	35,579
to non-financial private sector and residents abroad	(30,111)	1,229,666
- Other liabilities from financial transactions	(26,679)	(21,530)

Financing from financial or interfinancial sector (calls received)	(5,160)	(148,533)
Others (except liabilities included in Financing Activities)	(21,519)	127,003
Collections related to service charge income	649,248	494,429
Payments related to service charge expense	(151,708)	(104,126)
Administrative expenses paid	(794,705)	(591,383)
Organizational and development expenses paid	(6,638)	(3,753)
Net collections from punitive interest	1,336	594
Differences from judicial resolutions paid	(33,208)	(21,971)
Collections of dividends from other companies	12,254	552
Other collections / (payments) related to other income and expenses	143,680	(309,941)

Net cash flows provided by / (used in) operating activities	724,490	(59,484)

Investment activities
Net payments from premises and equipment	(57,740)	(21,713)
Net collections from other assets	7,891	(7,336)
Other payments from investment activities	(216,903)	(60,382)

Net cash flows used in investment activities	(266,752)	(89,431)

Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	—,—	(248,638)
- Argentine Central Bank	154	306

Others	154	306
- Banks and international agencies	(55,645)	269,861
- Financing received from local financial institutions	(15,755)	(84,432)
Cash dividends	(164,000)	(90,000)
Other collections from financing activities	26,939	225,119

Net cash flows (used in) / provided by financing activities	(208,307)	72,216

Financial results and results from holdings of cash and cash equivalents (including interest)	11,174	14,648

Net increase / (decrease) in cash and cash equivalents	260,605	(62,051)

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 237-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of September 30, 2008.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement		Amount	Total
Capital Stock as of December 31, 2002:					368,128
04-22-2004	01-25-2005		(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2007, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2007.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2008 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of September 30, 2008 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of September 30, 2008 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of September 30, 2008 and the end of the previous fiscal year, the amount recorded was 61,175 (loss) and 42,796 (loss), respectively.

•	Unlisted government securities:

•

Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness: as of September 30, 2008 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

•

Federal Government Bonds in Pesos Badlar + 350 bp due in 2013: as of September 30, 2008 were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of September 30, 2008 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of September 30, 2008 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2008 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

Present values as of September 30, 2008 and the end of the previous fiscal year were calculated by discounting the cash flows as per the relevant contracts at an annual rate of 8.50% and 6.50%, respectively, in accordance with the provisions of the abovementioned Communications for September, 2008 and December, 2007.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of the period or fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2008 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2008 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•

In foreign currency: as of September 30, 2008 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2008 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2008 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of September 30, 2008 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2008 plus subsequent events such as new capital contributions, dividend distribution, and establishment of the fair value of the shares from the Initial Public Offering of Visa Inc.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

On march 28, 2008 the goodwill corresponding to Corp Banca, for 12,200, was fully amortized.

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of September 30, 2008 these assets have been fully amortized, with the total accumulated amortization as of September 30, 2008 amounting to 1,229,885. As of the end of the previous fiscal year, BF recorded assets amounting to 57,489 (after deduction of accumulated amortization for 1,139,187), in the account Organization and development expenses.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of September 30, 2008 and the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Call / put options bought and written:

These were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the period.

•	Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

The variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, accrues on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change shall be restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2008 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of September 30, 2008 and 2007, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of September 30, 2008 and 2007, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	09/30/2008	09/30/2007
Net income for the period	305,731	224,491
Earning per share for the period	0.64	0.48

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans and bonds

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At September 30, 2008 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,376,345 and 1,415,352, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at September 30, 2008 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return.

In addition, as of September 30, 2008 and the end of the previous fiscal year, the Entity keeps other amounts corresponding to government securities amounting to 961,098 and 903,897, respectively, in accordance with the criterion described in Note 2.3.b). In accordance with professional accounting standards currently in force in Buenos Aires City, these assets are to be valued at recoverable value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As of December 31, 2007 and Septembre 30, 2007, the Bank recorded assets amounting to 57,489 and 117,055 (whose original value had been 1,196,676 and 1,171,553) under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amount detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that could not be objectively determined as of that date.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 179,150, 55,500 and 6,200 as of September 30, 2008, December 31 and September 30, 2007, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n) and o) and 11, as of September 30, 2008 and the end of the previous fiscal year, the Entity recorded the effects of interest rate swap agreements and of its fixed term transactions which yield variable income as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 5,459 and 7,433, respectively.

II. Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 61,175 and a loss of 42,796, as of September 30, 2008 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of September 30, 2008 and the end of the previous fiscal year, these amounts should have been charged to the income/loss for the period or fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2008 and the end of the previous fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2008 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 179,150 and 55,500, respectively. Such amounts are made up as follows:

	09-30-2008	12-31-2007
Deferred tax assets	524,250	981,455
Deferred tax liabilities	(345,100)	(925,955)

Net deferred assets	179,150	55,500
Allowance	(179,150)	(55,500)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. As of the date of issuance of these statements, the extension applicable to subsequent fiscal years is still pending. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of September 30, 2008 the Bank recorded the above asset in an amount of 214,927 (188,324 in the line Tax on minimum presumed income – Tax Credit and 26,603 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2007 the Bank recorded the above asset in an amount of 186,761 (150,506 in the line Tax on minimum presumed income – Tax Credit and 36,255 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

a)	The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On June 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on June 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

On October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the officio assessment for the fiscal years 2002 and 2003.

On October 28, 2008, the Bank filed an appeal for review before the General Director against the above mentioned resolution.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2008	12-31-2007
a) LOANS
Loans granted to pre-finance and finance exports	1,377,979	1,497,988
Fixed-rate financial loans	753,802	904,117
Other	178,755	236,066

Total	2,310,536	2,638,171

	09-30-2008	12-31-2007
b) INVESTMENTS IN OTHER COMPANIES
In other non-controlled companies-unlisted	36,646	30,586
In controlled companies-supplementary activities	393,840	370,588
In non-controlled companies-supplementary activities	20,005	10,692
Other- unlisted	42	43

Total	450,533	411,909

c) OTHER RECEIVABLES
Prepayments	47,383	45,609
Guarantee deposits	27,702	25,299
Miscellaneous receivables	104,414	46,017
Tax prepayments (1)	209,375	93,647
Other	2,476	8,453

Total	391,350	219,025

(1) As of September 30, 2008 and the end of the previous fiscal year, it includes the deferred tax asset for 179,150 and 55,500 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Correspondents – our account	6,196	146,540
Collections and other operations for the account of third parties	20,748	25,925
Other withholdings and collections at source	96,448	104,874
Accounts payable for consumption	170,063	140,105
Money orders payable	267,085	244,410
Loans received from Argentine Technological Fund (FONTAR)	33,120	20,623
Loans received from Interamerican Development Bank (BID)	47,480	57,738
Pending Banelco debit transactions	9,540	11,220
Other	59,149	39,985

Total	709,829	791,420

e) OTHER LIABILITIES
Accrued salaries and payroll taxes	144,950	165,324
Accrued taxes	60,758	36,093
Miscellaneous payables	120,159	65,795
Other	1,516	4,744

Total	327,383	271,956

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Items in safekeeping	10,007,018	9,335,405
Collections items	662,750	579,318
Checks drawn on the Bank pending clearing	240,170	223,112
Checks not yet credited	802,165	786,562
Securities representative of investments in escrow on behalf of the Pension Fund Manager	20,177,718	20,993,983
Other	77,238	62,144

Total	31,967,059	31,980,524

	09-30-2008	09-30-2007

g) SERVICE CHARGE INCOME
Rental of safe-deposit boxes	17,218	12,859
Commissions for capital market transactions	10,092	5,143
Commissions for salary payment	4,583	5,471
Commissions for trust management	1,646	2,096
Commissions for hiring of insurances	62,201	40,135
Commissions for transportations of values	6,529	5,766
Commissions for loans and guarantees	17,285	20,553
Other	37,134	31,318

Total	156,688	123,341

h) SERVICE CHARGE EXPENSE
Turn-over tax	27,582	18,900
Other	11,457	7,528

Total	39,039	26,428

i) OTHER INCOME
Deferred income tax (1)	123,650	6,200
Rent	1,770	1,594
Related parties expenses recovery	3,901	4,256
Other	17,473	11,453

Total	146,794	23,503

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

j) OTHER EXPENSE
Deferred income tax	—,—	337,000
Tax on bank transfers	29,662	23,614
Other	15,920	11,816

Total	45,582	372,430

6	RESTRICTIONS ON ASSETS

As of September 30, 2008, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 48,852 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,253 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 128,056 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2008 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2008	2007	2008	2007	2008	2007
BBVA S.A.	20,822	5,858	—,—	4,809	23,288	30,438
Francés Valores Sociedad de Bolsa S.A.	105	926	1,573	1,931	5,860	5,654
Consolidar A.R.T. S.A.	69	51	27,729	87,275	493,475	389,552
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	54	8	9,196	10,352	53,368	13,823
Consolidar Cía. de Seguros de Retiro S.A.	198	120	4,949	44,540	804,946	530,989
Consolidar Cía. de Seguros de Vida S.A.	17	23	12,806	7,210	193,064	257,616
Atuel Fideicomisos S.A.	—,—	—,—	3,638	4,362	60	113
BBVA Consolidar Seguros S.A.	4	33	6,635	10,225	123,141	56,971
PSA Finance Argentina Cía Financiera S.A.	277,557	179,992	1,436	1,076	—,—	—,—
Rombo Cía. Financiera S.A.	133,179	150,408	1,460	846	67,652	82,000
Francés Administradora de Inversiones S.A.	100	100	15,776	104	6,672	20,968
Consolidar Comercializadora S.A.	—,—	—,—	2,590	3,346	3,207	1,018
Inversora Otar S.A.	102	—,—	95	347	232,581	375,513

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations and Derivatives.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.0623% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2008, total estimated corpus assets of Maginot Trust amount to 120, whereas as of September 30, 2008 and the end of the previous fiscal year the assets of Diagonal Trust amount to 2,839 and 3,897, respectively, considering its recoverable. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.	Non Financial Trusts

BF acts as trustee in 44 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 683,020 and 588,425 as of September 30, 2008 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$300,000,000.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Entity has not issued Corporate Bonds related to this Program.

11	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2008:

a)	Interest rate swaps for 167,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 2,923.

The estimated market value of said instruments amounts to 2,298 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 172,000 and “Memorandum accounts - Debit accounts – From derivatives – Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in august 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 174.

The estimated market value of said instruments amounts to 3,682 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,793,799 and 1,874,192, which are recorded under “Memorandum Accounts -Debit accounts -Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 12,809.

d)	Call options and put options bought for 13,699 and call options and put options written for 14,008 agreed as hedging for the Entity’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in Note 2.3.n. Said transactions were recorded under “Memorandum Accounts - Debit accounts - Derivatives – Notional amount of call options bought” for 8,397, under “Memorandum Accounts - Debit accounts – Notional amount of put options bought” for 5,302, under “Memorandum Accounts - Credit accounts - Derivatives – Notional amount of call options written” for 9,236 and under “Memorandum Accounts - Credit accounts - Derivatives – Notional amount of put options written” for 4,772.

II.	Transactions as of December 31, 2007:

a)	Interest rate swaps for 232,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions were valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the fiscal year for 619.

The estimated market value of said instruments amounted to 7,919 (Liabilities).

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 292,000 and “Memorandum accounts - Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,164,392 and 1,289,267, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts -Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 6,457.

12	COMPLIANCE WITH CNV REQUIREMENTS

12.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2008, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2	Investment Funds custodian

As of September 30, 2008 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 504,282 and 765,436, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES
INVESTMENT FUNDS	09.30.2008	12.31.2007
FBA Acciones Globales	75,990	136,139
FBA Total	9,958	10,863
FBA Renta	11,063	12,645
FBA Renta Pesos	337,766	298,951
FBA Renta Dólares	4,064	4,233
FBA Bonos	7,556	8,832
FBA Calificado	55,953	213,601
FBA Internacional	424	497
FBA Ahorro Dólares	10,900	11,730
FBA Renta Fija	15,255	16,214
FBA Ahorro Pesos	94,372	128,507
FBA Renta Premium	5,841	6,755
FBA Europa	2,307	4,770
FBA Horizonte	15,429	27,847
FBA EEUU	1,625	1,323
FBA Renta Corto Plazo	538	495
FBA Acciones Latinoamericanas	26,030	44,268
FBA Bonos Argentina	10,256	8,069
FBA Brasil	25,465	2,992
FBA México	861	979
FBA Commodities	41	50
FBA Acciones Argentinas	349	485
FBA Bonos Globales	50	50

Total	712,093	940,295

13	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4664, issued on May 11, 2007 and with the text issued by BCRA entitled “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On March 28, 2008, the Argentine Central Bank, through its Case File No. 6731/08 authorized 164,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on March 28, 2008 approved the allocation of earnings as follows:

•	To Statutory Reserve: 47,010.

•	To cash dividends: 164,000

It must be clarified that as of the date of issuance of these financial statements, such dividends have been paid.

14	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	361,199	(*)
Special Guarantee Accounts	119,757
BCRA Checking Account	1,211,955
Cash in valuables’ transportation	188,694	(*)
Special social-security related accounts	651
Franchises	177,873

TOTAL	2,060,129

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	122,429	(*)
BCRA Checking Account	1,078,083
Cash in transit	6,092	(*)
Cash in valuables’ transportation	46,813	(*)

TOTAL	1,253,417

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	63,916	(*)
BCRA Checking Account	29,712
Cash in transit	41	(*)
Cash in valuables’ transportation	21,392	(*)

TOTAL	115,061

(*)	Only 67% of these balances are admitted as Compliance.

15	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of September 30, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and cash equivalents:

	09/30/2008	12/31/2007
a) Cash and due from banks	3,386,636	3,114,843
b) Government securities held for trading or financial transactions	9,040	31,288
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	159,740	148,680

CASH AND CASH EQUIVALENTS	3,555,416	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year – end date.

16	PRESENT SITUATION IN THE FINANCIAL AND CAPITAL MARKETS

In recent months, the world’s financial markets have gone through a situation that led to a major increase in volatility and in some cases, to a credit crunch. Indicators have been perceived that point to a global economic slow-down which in some countries have amounted to a recession.

Within this context, the central banks of some countries have taken measures aimed at mitigating the effects of the abovementioned situation.

Argentina has been no exception and the various markets have shown downward trends in the prices of Government and Private securities. In our case, this situation came hand in hand with a stepwise increase in the interest rate and in the country risk.

17	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 09-30-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
GOVERNMENT SECURITIES
Holdings for trading or financial transactions
Local
In pesos
Discount Bonds in pesos	45696	7,149	7,149		7,149	7,149
Other		1,367	1,367		1,367	1,367

Subtotal in pesos			8,516	22,939	8,516	8,516

In foreign currency
Other		524	524		509	509

Subtotal in foreign currency			524	8,349	509	509

Subtotal in Holdings for trading or financial Transactions			9,040	31,288	9,025	9,025

Holdings available for sale
Local
In pesos
Secured Bonds due 2018	2405	59,218	59,218		59,218	59,218
Bocon PRO 12	2449	153,647	153,647		153,647	153,647

Subtotal in pesos			212,865	239,513	212,865	212,865

Subtotal in Holdings available for sale			212,865	239,513	212,865	212,865

Unlisted government securities
Local
In pesos
Secured Bonds due 2020	2423		961,098		961,098	961,098
BONAR XIII	5438		15,088		15,088	15,088
Other			223		223	223

Subtotal in pesos			976,409	903,897	976,409	976,409

In foreign currency
Other			1,930		1,930	1,930

Subtotal in foreign currency			1,930	—,—	1,930	1,930

Subtotal Unlisted government securities			978,339	903,897	978,339	978,339

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 09-30-2008	Book balance as of 12-31-2007	Position Without Options	Final Position
Instruments issued by the BCRA
BCRA Bills
Listed – Own portfolio
Other		1,574	1,574		1,574	1,574

Subtotal own portfolio			1,574	36,470	1,574	1,574

Repurchase transactions
Argentine Central Bank Bills due 10-15-08	45829	595,636	595,636		—,—	—,—
Argentine Central Bank Bills due 01-07-09	45927	109,045	109,045		—,—	—,—

Subtotal repurchase transactions			704,681	73,922	—,—	—,—

Unlisted – Own portfolio
Argentine Central Bank Bills due 05-27-09	45881		3,723		3,723	3,723
Other			785		785	785

Subtotal own portfolio			4,508	—,—	4,508	4,508

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	81,948	81,948		81,938	81,938
Argentine Central Bank Bills (Badlar)due 11-26-08	45834	27,498	27,498		30,104	30,104
Argentine Central Bank Bills due 10-15-08	45831	17,474	17,474		17,474	17,474
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	9,834	9,834		9,834	9,834
Other		2,666	2,666		2,666	2,666

Subtotal own portfolio			139,420	383,999	142,016	142,016

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 01-07-09	45928	166,425	166,425		166,425	166,425
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	45861	148,543	148,543		148,543	148,543
Argentine Central Bank Internal Bills (Badlar) due 07-05-09	45970	51,961	51,961		51,961	51,961
Argentine Central Bank Internal Bills (Badlar) due 05-06-09	45973	51,688	51,688		51,688	51,688
Argentine Central Bank Internal Bills (Badlar) due 07-29-09	45975	41,318	41,318		41,318	41,318
Other		39,928	39,928		39,928	39,928

Subtotal own portfolio			499,863	621,614	499,863	499,863

Repurchase transactions

Subtotal repurchase transactions			—,—	91,468	—,—	—,—

Available for sale
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	52,208	52,208		52,208	52,208
Argentine Central Bank Bills due 10-15-08	45831	195,161	195,161		195,161	195,161
Argentine Central Bank Bills due 01-21-09	45850	315,980	315,980		315,980	315,980
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	201,997	201,997		201,997	201,997

Subtotal available for sale			765,346	1,133,071	765,346	765,346

Subtotal instruments issued by the BCRA			2,115,392	2,340,544	1,413,307	1,413,307

TOTAL GOVERNMENT SECURITIES			3,315,636	3,515,242	2,613,536	2,613,536

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 09-30-2008	Book Balance as of 12-31-2007	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
In foreign currency
Pecom Corporate Bonds	40582	13	13		13	13
Cablevisión Corporate Bonds	40086	11	11		11	11
Banco Río Corporate Bonds	40617	3	3		3	3
Telefónica de Argentina Corporate Bonds	40146	95	95		95	95
Petrobrás Energía Corporate Bonds	40668	60	60		60	60

Subtotal in foreign currency			182	190	182	182

Subtotal Other debt instruments			182	190	182	182

Other Equity instruments
In pesos

Subtotal in pesos			—,—	25,535	—,—	—,—

From abroad
In foreign currency
Other		1	1		1	1

Subtotal in foreign currency			1	—,—	1	1

Subtotal Equity instruments			1	25,535	1	1

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			183	25,725	183	183

TOTAL GOVERNMENT AND PRIVATE SECURITIES			3,315,819	3,540,967	2,613,719	2,613,719

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	12-31-2007
COMMERCIAL PORTFOLIO
Normal performance	7,909,175	7,935,850

Preferred collaterals and counter guaranty “A”	111,609	104,485
Preferred collaterals and counter guaranty “B”	108,298	103,349
Without senior security or counter guaranty	7,689,268	7,728,016
In potential risk	7,179	17,733

Preferred collaterals and counter guaranty “B”	—.—	922
Without senior security or counter guaranty	7,179	16,811
Nonperforming	5,225	5,321

Without senior security or counter guaranty	5,225	5,321
With high risk of uncollectibility	26,959	27,025

Preferred collaterals and counter guaranty “A”	—,—	946
Preferred collaterals and counter guaranty “B”	1,650	—.—
Without senior security or counter guaranty	25,309	26,079
Uncollectible	592	518

Without senior security or counter guaranty	592	518

Total	7,949,130	7,986,447

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008	12-31-2007
CONSUMER AND HOUSING PORTFOLIO
Normal performance	4,202,049	3,276,219

Preferred collaterals and counter guaranty “A”	8,371	8,145
Preferred collaterals and counter guaranty “B”	739,350	511,615
Without senior security or counter guaranty	3,454,328	2,756,459
Low risk	39,827	25,063

Preferred collaterals and counter guaranty “A”	—,—	2
Preferred collaterals and counter guaranty “B”	4,227	4,187
Without senior security or counter guaranty	35,600	20,874
Medium risk	24,808	11,917

Preferred collaterals and counter guaranty “A”	—,—	5
Preferred collaterals and counter guaranty “B”	315	258
Without senior security or counter guaranty	24,493	11,654
High risk	31,179	642

Preferred collaterals and counter guaranty “B”	522	27
Without senior security or counter guaranty	30,657	615
Uncollectible	4,884	17,997

Preferred collaterals and counter guaranty “B”	758	1,547
Without senior security or counter guaranty	4,126	16,450
Uncollectible, classified as such under regulatory requirements	922	890

Preferred collaterals and counter guaranty “B”	—,—	14
Without senior security or counter guaranty	922	876

Total	4,303,669	3,332,728

General Total (1)	12,252,799	11,319,175

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008		12-31-2007
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,981,981	24.34%	2,973,118	26.27%
50 next largest clients	2,357,306	19.24%	2,353,533	20.79%
100 following clients	930,865	7.60%	1,028,963	9.09%
Remaining clients	5,982,647	48.82%	4,963,561	43.85%

Total (1)	12,252,799	100.00%	11,319,175	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2008

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	1,959	—,—	—,—	224,101	448,201	702,086	1,376,347
Financial sector	—,—	125,451	187,986	65,636	193,429	164,964	65,890	803,356
Non financial private sector and residents abroad	19,194	3,912,192	1,318,533	1,275,112	712,032	889,782	1,946,251	10,073,096

TOTAL	19,194	4,039,602	1,506,519	1,340,748	1,129,562	1,502,947	2,714,227	12,252,799	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

								Information about the issuer
Concept		Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2008	12-31-2007	Main business	Period / Fiscal year-end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local									thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	9,746	8,875	Stockholder	09.30.2008	6,390	10,263	2,515
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	141,709	147,617	Pensions fund manager	09.30.2008	140,739	272,212	(1,984)
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	133,216	127,377	Insurance company	09.30.2008	11,195	210,012	3,538
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	78,673	58,999	Insurance company	09.30.2008	37,551	118,002	7,546
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	31,618	14,008	Financial institution	09.30.2008	52,178	63,238	5,219
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	30,496	27,720	Trust Manager	09.30.2008	13,100	30,499	2,776

		Subtotal controlled				425,458	384,596

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	35,240	30,766	Financial Institution	09.30.2008	60,000	88,100	11,187
30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	11,178	1,712	Services to companies	05.31.2008	6,811	454,781	429,039
	Other					8,827	8,979
	Foreign
	Other					788	793

		Subtotal noncontrolled				56,033	42,250

		Total in financial institutions, supplementary and authorized				481,491	426,846

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	27,764	23,697	Workers compensation	09.30.2008	77,684	223,312	3,943
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	8,882	6,855	Insurance	09.30.2008	10,651	72,689	10,008
	Other					—.—	35
	Foreign
	Other					42	43

		Subtotal non controlled				36,688	30,630

		Total in other companies				36,688	30,630

		Total investments in other companies				518,179	457,476

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008

AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	Net book value at			Depreciation for the period
Description	beginning of fiscal year	Additions	Decreases	Years of useful life	Amount	Net book value at 09-30-2008	Net book value at 12-31-2007
PREMISES AND EQUIPMENT
Real Estate	292,898	9,614	—,—	50	8,252	294,260	292,898
Furniture and Facilities	24,449	13,036	—,—	10	3,914	33,571	24,449
Machinery and Equipment	49,765	34,047	—,—	5	13,596	70,216	49,765
Automobiles	892	1,075	32	5	329	1,606	892

Total	368,004	57,772	32		26,091	399,653	368,004

OTHER ASSETS
Works of Art	983	—,—	—,—	—,—	—,—	983	983
Leased assets	15,558	—,—	8,925	50	102	6,531	15,558
Property taken as security for loans	4,646	375	521	50	59	4,441	4,646
Stationery and office supplies	2,693	6,010	4,849	—,—	—,—	3,854	2,693
Other	12,512	—,—	—,—	50	185	12,327	12,512

Total	36,392	6,385	14,295		346	28,136	36,392

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	Net book value at			Amortization for the Period
Description	beginning of fiscal year	Additions	Decreases	Years of useful life	Amount		Net book value at 09-30-2008	Net book value at 12-31-2007
Goodwill	12,200	—,—	—,—	10	12,200	(2)	—,—	12,200
Organization and Development expenses (1)	21,965	31,173	2,113	1 & 5	7,032		43,993	21,965
Organization and development non-deductible expenses	57,489	33,209	—,—	5	90,698		—,—	57,489

Total	91,654	64,382	2,113		109,930		43,993	91,654

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

(2)	Extraordinary depreciations have been applied during the fiscal year.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	09-30-2008		12-31-2007
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,062,027	6.77%	755,542	5.01%
50 next largest clients	1,283,992	8.18%	1,211,506	8.03%
100 following clients	959,639	6.11%	934,833	6.20%
Remaining clients	12,390,045	78.94%	12,176,068	80.76%

TOTAL	15,695,703	100.00%	15,077,949	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2008

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	13,591,715	1,542,631	448,838	109,651	2,771	97	15,695,703

Other liabilities from financial transactions
BCRA	1,986	—,—	—,—	—,—	—,—	—,—	1,986
Banks and International Institutions	50,270	209,803	201,174	24,506	14,031	6,323	506,107
Financing received from Argentine financial institutions	2,717	—,—	—,—	—,—	—,—	—,—	2,717
Other	630,879	4,710	6,892	13,220	25,170	28,958	709,829

Total	685,852	214,513	208,066	37,726	39,201	35,281	1,220,639

TOTAL	14,277,567	1,757,144	656,904	147,377	41,972	35,378	16,916,342

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2008 AND THE FISCAL YEAR ENDED DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	Book value at beginning of fiscal year			Decreases		Book value
Description		Increases		Reversals	Applications (6)	09-30-2008	12-31-2007
DEDUCTED FROM ASSETS
Government securities
– For impairment value	60,955	286,560	(5)	—,—	—,—	347,515	60,955
Loans
– Allowance for doubtful loans	195,692	69,691	(1)	—,—	24,948	240,435	195,692
Other receivables from financial transactions
– Allowance for doubtful receivables	1,821	398	(1)	—,—	9	2,210	1,821
Assets subject to financial leasing
– Allowance for doubtful receivables	4,280	925	(1)	—,—	—,—	5,205	4,280
Investments in other companies
– For impairment value (3)	3	—,—		—,—	—,—	3	3
Other receivables
– Allowance for doubtful receivables (2)	77,604	127,594		1,277	1,885	202,036	77,604

Total	340,355	485,168		1,277	26,842	797,404	340,355

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	413	—,—		54	—,—	359	413
– Other contingencies	320,864	40,327	(4)	3,041	14,000	344,150	320,864

Total	321,277	40,327		3,095	14,000	344,509	321,277

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).

(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds

(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2008.

(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.r)).

(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.

(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	(110)
– Other receivables from financial transactions	(5)
– Other receivables	(14)

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2008

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
Class			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	471,361
					(1)	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.

(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

Accounts	09-30-2008						12-31-2007
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS
Cash and due from banks	1,622,141	135,483	1,483,101	761	465	2,331	1,223,162
Government and private securities	2,637	—,—	2,637	—,—	—,—	—,—	8,539
Loans	2,008,016	8,365	1,999,651	—,—	—,—	—,—	2,284,032
Other receivables from financial transactions	122,000	30,909	90,516	—,—	—,—	575	107,687
Assets subject to financial leasing	56	—,—	56	—,—	—,—	—,—	63
Investments in other companies	830	—,—	830	—,—	—,—	—,—	836
Other receivables	32,022	762	31,260	—,—	—,—	—,—	18,692
Suspense items	179	—,—	179	—,—	—,—	—,—	352

TOTAL	3,787,881	175,519	3,608,230	761	465	2,906	3,643,363

LIABILITIES
Deposits	2,700,500	62,420	2,638,080	—,—	—,—	—,—	2,459,570
Other liabilities from financial transactions	863,561	63,081	799,327	149	335	669	1,024,475
Other liabilities	25,361	836	24,525	—,—	—,—	—,—	5,265
Suspense items	11	—,—	11	—,—	—,—	—,—	2

TOTAL	3,589,433	126,337	3,461,943	149	335	669	3,489,312

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	309,142	—,—	309,142	—,—	—,—	—,—	345,981
Control	5,138,080	11,739	5,124,386	2	1,194	759	6,758,977
Derivatives	13,699	—,—	13,699	—,—	—,—	—,—	—,—

TOTAL	5,460,921	11,739	5,447,227	2	1,194	759	7,104,958

Credit accounts (except contra credit accounts)
Contingent	314,326	—,—	314,326	—,—	—,—	—,—	279,895
Control	29,273	—,—	29,273	—,—	—,—	—,—	34,048
Derivatives	14,008	—,—	14,008	—,—	—,—	—,—	—,—

TOTAL	357,607	—,—	357,607	—,—	—,—	—,—	313,943

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	Status
		In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
Concept	Normal		Not yet matured	Past-due	Not yet matured	Past-due			09-30-2008	12-31-2007
1. Loans	469,637	—,—	—,—	—,—	—,—	—,—	—,—	—,—	469,637	376,112
- Overdraft	10,254	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,254	1,235
Without senior security or counter guaranty	10,254	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,254	1,235
- Discounted Instruments	886	—,—	—,—	—,—	—,—	—,—	—,—	—,—	886	1,182
Without senior security or counter guaranty	886	—,—	—,—	—,—	—,—	—,—	—,—	—,—	886	1,182
- Real Estate Mortgage and Collateral Loans	17,620	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,620	650
Other collaterals and counter guaranty “B”	17,620	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,620	650
- Consumer	50	—,—	—,—	—,—	—,—	—,—	—,—	—,—	50	124
Without senior security or counter guaranty	50	—,—	—,—	—,—	—,—	—,—	—,—	—,—	50	124
- Credit Cards	598	—,—	—,—	—,—	—,—	—,—	—,—	—,—	598	372
Without senior security or counter guaranty	598	—,—	—,—	—,—	—,—	—,—	—,—	—,—	598	372
- Other	440,229	—,—	—,—	—,—	—,—	—,—	—,—	—,—	440,229	372,549
Without senior security or counter guaranty	440,229	—,—	—,—	—,—	—,—	—,—	—,—	—,—	440,229	372,549
2. Other receivables from financial transactions	20,179	—,—	—,—	—,—	—,—	—,—	—,—	—,—	20,179	6,686
3. Assets subject to financial leasing	133	—,—	—,—	—,—	—,—	—,—	—,—	—,—	133	—,—
4. Contingent commitments	26,444	—,—	—,—	—,—	—,—	—,—	—,—	—,—	26,444	47,862
5. Investments in other companies and private securities	177,474	—,—	—,—	—,—	—,—	—,—	—,—	—,—	177,474	153,110

Total	693,867	—,—	—,—	—,—	—,—	—,—	—,—	—,—	693,867	583,770

Total Allowances	4,721	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,721	3,775

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2008

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions - own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	28	10	3	52,000
Swaps	Financial transactions - own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	16	3	2	170,000
Swaps	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	85	91	1	103,650
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	5	3	1	672,029
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	5	3	1	2,995,962
Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	3	6	27,707

TOTAL								4,021,348

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-08	12-31-07
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	813,613	750,752
Due from banks and correspondents	2,640,174	2,418,562

Argentine Central Bank (BCRA)	2,321,891	2,102,642
Other local	52,018	7,312
Foreign	266,265	308,608

	3,453,787	3,169,314

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	885,087	547,714
Holdings for trading or financial transactions	205,222	170,320
Holdings available for sale	978,211	1,372,584
Unlisted Government Securities	978,345	903,903
Instruments issued by the BCRA	1,668,917	2,005,791
Investments in listed private securities	164,752	241,943
Less: Allowances	347,519	61,002

	4,533,015	5,181,253

C. LOANS:
To government sector (Exhibit 1)	2,390,306	2,367,869
To financial sector (Exhibit 1)	878,831	541,911

Interfinancial – (Calls granted)	7,196	56,430
Other financing to local financial institutions	819,218	449,709
Interest and listed-price differences accrued and pending collection	52,417	35,772
To non financial private sector and residents abroad (Exhibit 1)	9,596,403	8,679,162

Overdraft	1,471,436	1,326,472
Discounted instruments	1,424,584	1,430,787
Real estate mortgage	953,448	772,036
Collateral Loans	457,189	253,130
Consumer	1,786,215	1,337,179
Credit cards	1,010,571	802,647
Other (Note 8.b)	2,394,401	2,666,843
Interest and listed-price differences accrued and pending collection	115,636	103,824
Less: Interest documented together with main obligation	17,077	13,756
Less: Difference arising from purchase of portfolio	92	93
Less: Allowances	245,701	198,728

	12,619,747	11,390,121

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	497,675	463,621
Amounts receivable for spot and forward sales to be settled	678,937	206,216
Instruments to be received for spot and forward purchases to be settled	41,839	110,155
Premiums for options bought	1,633	—,—
Unlisted corporate bonds (Exhibit 1)	98,985	81,976
Non-deliverable forward transactions balances to be settled	9,776	6,292
Other receivables not covered by debtor classification regulations	31,336	24,170
Other receivables covered by debtor classification regulations (Exhibit 1)	51,369	43,816
Interest accrued and pending collection not covered by debtor classification regulations	34,311	21,834
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	2	5
Less: Allowances	2,434	1,901

	1,443,429	956,184

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	386,675	327,969
Less: Allowances	5,421	4,447

	381,254	323,522

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	36,028	31,559
Other (Note 8.c)	63,549	46,430
Less: Allowances	3	3

	99,574	77,986

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	5	52
Tax on minimum presumed income – Tax Credit	188,324	150,506
Other (Note 8.d)	444,478	285,008
Other accrued interest receivable	—,—	1
Less: Allowances	202,036	77,604

	430,771	357,963

H. PREMISES AND EQUIPMENT:	428,944	399,615

I. OTHER ASSETS:	29,136	38,950

J. INTANGIBLE ASSETS:
Goodwill	—,—	12,200
Organization and development expenses	61,954	104,180

	61,954	116,380

K. SUSPENSE ITEMS:	6,650	11,261

L. OTHER SUBSIDIARIES´ ASSETS (Note 8.e):	2,020	450

TOTAL ASSETS:	23,490,281	22,022,999

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-08	12-31-07
LIABILITIES:
M. DEPOSITS:
Government sector	60,191	53,899
Financial sector	188,324	195,890
Non financial private sector and residents abroad	15,399,593	14,759,969

Checking accounts	3,236,412	2,771,710
Savings deposits	4,485,441	4,237,696
Time deposits	7,177,880	7,219,407
Investments accounts	17,710	13,152
Other	409,804	435,566
Interest and listed-price differences accrued payable	72,346	82,438

	15,648,108	15,009,758

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	1,986	1,833

Other	1,986	1,833
Banks and International Institutions	500,197	555,842
Amounts payable for spot and forward purchases to be settled	11,010	104,223
Instruments to be delivered for spot and forward sales to be settled	762,244	206,466
Premiums for options written	999	—,—
Financing received from Argentine financial institutions	101,599	72,672

Interfinancial (calls received)	2,340	10,019
Other financings from local financial institutions	99,258	62,646
Interest accrued payable	1	7
Non-deliverable forward transactions balances to be settled	12,794	1,002
Other (Note 8.f)	715,613	797,227
Interest and listed–price differences accrued payable	12,034	10,756

	2,118,476	1,750,021

O. OTHER LIABILITIES:
Fees payable	123	118
Other (Note 8.g)	446,132	374,881

	446,255	374,999

P. ALLOWANCES:	457,474	441,964

Q. SUSPENSE ITEMS:	9,788	6,671

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 8.h):	2,368,520	2,146,731

TOTAL LIABILITIES:	21,048,621	19,730,144

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	261,471	236,018

STOCKHOLDERS’ EQUITY:	2,180,189	2,056,837

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	23,490,281	22,022,999

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-08	12-31-07
DEBIT ACCOUNTS
Contingent
– Credit lines obtained (unused balances)	139,255	199,679
– Guarantees received	4,122,137	3,437,694
– Contra contingent debit accounts	646,495	554,832

	4,907,887	4,192,205

Control
– Receivables classified as irrecoverable	261,318	280,820
– Other (Note 8.i)	32,032,470	32,078,895
– Contra control debit accounts	501,766	2,221,724

	32,795,554	34,581,439

Derivatives
– “Notional” amount of call options bought	8,397	—,—
– “Notional” amount of put options bought	5,302	—,—
– “Notional” amount of non-deliverable forward transactions	1,793,799	1,164,392
– Interest rate SWAP	275,650	292,000
– Other	50,000	50,000
– Contra debit derivatives accounts	1,869,015	1,289,267

	4,002,163	2,795,659

For trustee activities
– Funds in trust	17,301	18,502

	17,301	18,502

TOTAL	41,722,905	41,587,805

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	89,619	26,185
– Guarantees provided to the BCRA	50,105	61,729
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	171,697	135,525
– Other guaranties given non covered by debtor classification regulations	136,501	134,871
– Other covered by debtor classification regulations (Exhibit 1)	198,573	196,522
– Contra contingent credit accounts	4,261,392	3,637,373

	4,907,887	4,192,205

Control
– Items to be credited	434,715	388,952
– Other	67,051	1,832,772
– Contra control credit accounts	32,293,788	32,359,715

	32,795,554	34,581,439

Derivatives
– “Notional” amount of call options written	9,236	—,—
– “Notional” amount of put options written	4,772	—,—
– “Notional” amount of non-deliverable forward transactions	1,855,007	1,289,267
– Contra debit derivatives accounts	2,133,148	1,506,392

	4,002,163	2,795,659

For trustee activities
– Contra credit accounts for trustee activities	17,301	18,502

	17,301	18,502

TOTAL	41,722,905	41,587,805

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-08	09-30-07
A. FINANCIAL INCOME
Interest on cash and due from banks	11,174	14,648
Interest on loans to the financial sector	128,085	107,871
Interest on overdraft	175,784	112,646
Interest on discounted instruments	120,371	64,851
Interest on real estate mortgage	76,267	44,557
Interest on collateral loans	35,470	9,280
Interest on credit card loans	72,891	38,222
Interest on other loans	355,945	209,417
Interest from other receivables from financial transactions	16,070	17,055
Income from secured loans - Decree 1387/01	170,727	185,886
Net income from government and private securities	14,323	223,372
Net income from options	11	— -,—
Indexation by CER	166,093	158,421
Gold and foreign currency exchange difference	119,539	84,402
Other	134,337	89,162

	1,597,087	1,359,790

B. FINANCIAL EXPENSE
Interest on checking accounts	19,574	17,453
Interest on savings deposits	6,371	4,704
Interest on time deposits	486,652	324,910
Interest on interfinancial financing (calls received)	733	1,792
Interest on other financing from financial institutions	8,238	2,314
Interest on other liabilities from financial transactions	22,008	17,398
Other interest	5,125	6,824
Indexation by CER	6,925	41,608
Contribution to the deposit guarantee fund	19,813	17,418
Other	52,194	32,049

	627,633	466,470

GROSS INTERMEDIATION MARGIN – GAIN	969,454	893,320

C. ALLOWANCES FOR LOAN LOSSES	72,524	37,041

D. SERVICE CHARGE INCOME
Related to lending transactions	181,065	114,694
Related to liability transactions	299,601	230,416
Other commissions	235,863	398,876
Other	156,688	123,341

	873,217	867,327

E. SERVICE CHARGE EXPENSE
Commissions	123,669	80,549
Other (Note 8.j)	45,789	31,847

	169,458	112,396

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-08	09-30-07
F. ADMINISTRATIVE EXPENSES
Payroll expenses	590,988	439,905
Fees to Bank Directors and Statutory Auditors	431	334
Other professional fees	25,185	21,500
Advertising and publicity	51,109	43,923
Taxes	47,066	40,720
Fixed assets depreciation	30,872	26,640
Oranizational expenses amortization	18,620	15,421
Other operating expenses	137,174	111,624
Other	100,532	84,098

	1,001,977	784,165

NET GAIN FROM FINANCIAL TRANSACTIONS	598,712	827,045

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(10,531)	(14,820)

G. OTHER INCOME
Income from long-term investments	60,502	4,577
Punitive interests	1,624	684
Loans recovered and reversals of allowances	55,178	414,438
Other (Note 8.k)	413,133	212,512

	530,437	632,211

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	37	25
Charge for uncollectibility of other receivables and other allowances	169,060	73,916
Amortization of difference arising from judicial resolutions	90,698	248,421
Depreciation and losses from miscellaneous assets	365	1,474
Goodwill amortization	12,200	4,972
Other (Note 8.l)	515,895	849,679

	788,255	1,178,487

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	330,363	265,949

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	24,632	41,458

NET INCOME FOR THE PERIOD	305,731	224,491

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-2008	09-30-2007
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of fiscal year	3,465,634 (1)	2,928,807
Cash and cash equivalents at the end of the period	3,798,509 (1)	2,840,510

Net increase / (decrease) in cash and cash equivalents	332,875	(88,297)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	697,463	(969,241)
- Loans	254,396	87,555

to financial sector	(306,775)	(83,923)
to non-financial public sector	71,532	302,187
to non-financial private sector and residents abroad	489,639	(130,709)
- Other receivables from financial transactions	(53,785)	(30,738)
- Assets subject to financial leasing	(57,732)	(62,387)
- Deposits	33,996	1,385,801

to financial sector	(7,584)	14,445
to non-financial public sector	7,202	35,579
to non-financial private sector and residents abroad	34,378	1,335,777
- Other liabilities from financial transactions	(18,342)	8,895

Financing from financial or interfinancial sector (calls received)	(7,679)	(126,207)
Others (except liabilities included in Financing Activities)	(10,663)	135,102
Collections related to service charge income	872,706	867,584
Payments related to service charge expense	(169,458)	(112,396)
Administrative expenses paid	(973,392)	(760,948)
Organizational and development expenses paid	(6,638)	(3,753)
Net collections from punitive interest	1,336	594
Differences from judicial resolutions paid	(33,208)	(21,971)
Collections of dividends from other companies	12,254	552
Other payments related to other income and expenses	(59,770)	(598,099)

Net cash flows provided by operating activities	499,826	(208,552)

Investment activities
Net payments from premises and equipment	(60,201)	(26,811)
Net collections / (payments) from other assets	9,176	(8,611)
Other payments from investment activities	(198,873)	(107,212)

Net cash flows used in investment activities	(249,898)	(142,634)

Financing activities
Net collections/ (payments) from:
- Non-subordinated corporate bonds	—,—	(248,638)
- ArgentineCentral Bank	154	306

Others	154	306
- Banks and international agencies	(55,645)	269,861
- Financing received from local financial institutions	36,612	(69,000)
Cash dividends	(164,000)	(90,000)
Other collections from financing activities	254,652	385,712

Net cash flows provided by financing activities	71,773	248,241

Financial results and results from holdings of cash and cash equivalents (including interest)	11,174	14,648

Net increase / (decrease) in cash and cash equivalents	332,875	(88,297)

(1)	See note 7 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2008, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2007, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of September 30, 2008 and at the end of previous year and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2008 and 2007, as per the following detail:

•	As of September 30, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the nine month periods ended September 30, 2008 and 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the three month periods ended September 30, 2008 and 2007.

•	As of December 31, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2007.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2007.

The results and cash and cash equivalentes flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2008 and 2007.

Interests in subsidiaries as of September 30, 2008 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09/30/08	12/31/07	09/30/08	12/31/07	09/30/08	12/31/07
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities and stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of September 30, 2008 and the end of the previous fiscal year and net income balances as of September 30, 2008 and 2007, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09/30/08	12/31/07	09/30/08	12/31/07	09/30/08	12/31/07	09/30/08	09/30/07
Francés Valores Soc. de Bolsa S.A.	12,871	12,922	2,608	3,577	10,263	9,345	2,515	2,847
Atuel Fideicomisos S.A. and its subsidiary	32,738	32,521	2,239	4,798	30,499	27,723	2,776	6,323
Consolidar A.F.J.P. S.A.	376,772	377,785	113,811	103,863	262,961	273,922	(10,962)	17,246
Consolidar Cía. de Seguros de Vida S.A.	242,834	328,901	40,869	135,788	201,965	193,113	8,852	42,962
Consolidar Cía. de Seguros de Retiro S.A.	2,580,071	2,234,020	2,462,068	2,145,527	118,003	88,493	29,510	(28,623)
PSA Finance Argentina Cía Financiera S.A.	430,193	265,327	366,955	237,309	63,238	28,018	5,219	3,278

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 1,013,953 and 952,106 as of September 30, 2008 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of September 30, 2008 and the end of the previous fiscal year amounted to 2,511 (loss) and 117 (income), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 19,170, 22,099 and 23,061 at September 30, 2008, December 31 and September 30, 2007, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP:

i)	Manages a pension fund that as of September 30, 2008 and the end of the previous fiscal year amounted to 17,098 million and 17,268 million respectively.

ii)	Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

•	the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

•

as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

•

men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P S.A. during the period amount to approximately 18,000 thousand of pesos which stand for an approximate number of 3,400 affiliates.

•

the restriction of the commission charged by the Pension Fund Managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%.

•

increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

•

the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime.

•	to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

iii)	Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue.

iv)	Legislative Proposal for the creation of an Argentine Unified Social Security System:

On October 21, 2008, the Argentine Executive Branch sent to the Argentine Congress a legislative bill for the suppression of the current capitalization regime that is a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that would be known as Argentine Unified Social Security System (SIPA as per the acronym in Spanish).

The legislative proposal mentioned sets forth that as soon as it comes into force, the ordinary pension benefits, disability benefits and death benefits presently calculated and paid by Pension Fund Managers (AFJP) under the modalities known as scheduled or fractioned retirement shall start to be paid by the State-run social security regime.

In addition, the legislative proposal provides for the transfer in kind to the Argentine Social Security Authorities (ANSES as per the acronym in Spanish) of the resources currently held in the individual capitalization accounts which would then become a part of the Fund to Guarantee the Sustainability of the State-run Social Security Regime.

Those who are currently holders of individual capitalization accounts might transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Any compensations that should be payable to pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of.

b)	Consolidar Compañía de Seguros de Retiro S.A.:

i)	Judgment handed down by Argentina’s Supreme Court of Justice concerning the conversion into Pesos of technical commitments in foreign currency.

On September 16, 2008, upon rendering its judgment in the case “Beneditti Estela Sara versus Argentine Executive Branch over Law No. 25,561 – Decrees No. 1,570/01 and 214/02 - Proceedings for the protection of constitutional rights”, the Supreme Court of Justice of Argentina held the unconstitutionality of the emergency legislation issued by the Argentine Executive Branch in the year 2002, reflected in Resolutions No. 28,592 and 28,924 of the National Superintendence of Insurance pursuant to which the life annuities originally agreed in foreign currency were to be converted into Pesos. As a result of this judgment, the Supreme Court of Justice of Argentina ordered the retirement insurance company that had issued such life annuity to pay to the beneficiary the life annuity in US Dollars.

Subsequent to the above judgment, the Supreme Court of Justice of Argentina has rendered pronouncements confirming the judgment in the Benedetti case mentioned in the preceding paragraph.

The Company has recorded the pronouncements handed down by the courts in conformity with the provisions under Communication No. 934 of the Argentine Superintendence of Insurance. As regards all the other technical commitments that reflect life annuities originally agreed upon in foreign currency, the financial statements of the Company reflect all the mathematical provisions and reserves required in addition to those imposed by the Argentine Superintendence of Insurance.

ii)	As a consequence of the international financial crisis that has been affecting the markets, subsequent to the close of the period ended on September 30, 2008, there has been a reduction in the quotation of some of the Company’s investments.

c)	Merger between Consolidar Compañía de Seguro de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. as of the date of the final merger, effective on December 1, 2008.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (IGJ, as per acronym in Spanish), both companies shall be unified for operational and administrative purposes.

The financial statements of the controlled companies mentioned above do not include any adjustment that might arise from the situations described in headings 3.a.iv) and 3.b). The Boards of Directors of said companies and of BBVA Banco Francés S.A. are assessing the matters described in this note as well as the impact they might have on the financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-08	12-31-07
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	121,252	126,305
Consolidar Cía. de Seguros de Vida S.A.	68,749	65,736
Consolidar Cía. de Seguros de Retiro S.A.	39,330	29,494
Francés Valores Sociedad de Bolsa S.A.	517	470
Atuel Fideicomisos S.A.	3	3
PSA Finance Argentina Cía Financiera S.A.	31,620	14,010

Total	261,471	236,018

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 8,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of September 30, 2008 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-08	12-31-07
a) Cash and due from banks	3,453,787	3,169,314
b) Government securities hold for trading or financial transactions	205,222	170,320
c) Loans to financial sectors, loans granted maturity date less than tree months as from the end of the period / fiscal year	139,500	126,000

CASH AND CASH EQUIVALENTS	3,798,509	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / year-end date.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	09-30-08	12-31-07
a) GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts
Discount Bonds in pesos	341,010	310,956
Federal Government Bonds LIBOR 2014	39,743	34,927
Federal Government Bonds in Pesos 10.5% due in 2012	25,121	24,949
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	30,296	—,—
BCRA Notes (NOBAC)	388,176	176,882
Federal Government Bocon PRE9	39,382	—,—
Federal Government Bocon PRO12	15,098	—,—
Federal Government Bocon PRO13	6,261	—,—

Total	885,087	547,714

Holdings for trading or financial transactions
Federal Government Bonds LIBOR 2012	37,198	29,720
Federal Government Bonds LIBOR 2013	3,792	3,583
Buenos Aires City Bond	2,758	3,563
Discount Bonds in pesos	26,142	50,615
Discount Bonds in US dollar	14,355	2,805
Peso-denominated GDP-related securities	860	11,607
Cuasipar Bonds in pesos	5,123	6,365
Secured Bonds due in 2018	1,892	16,422
Federal Government Bocon PRE8	1,400	11,520
Federal Government Bocon PRE9	9,018	6,900
Federal Government Bocon PRO12	2,364	—,—
Bonds issued by the Republic of Austria	18,733	—,—
Treasury Notes	62,702	—,—
Federal Government Bonds in US dollar 7% due in 2011	7,350	8,873
Federal Government Bonds in Pesos 10.5% due in 2012	—,—	3,105
Other	11,535	15,242

Total	205,222	170,320

	09-30-08	12-31-07
Holdings available for sale
Secured Bonds due in 2018	59,218	73,284
Federal Government Bocon PRO 12	153,647	166,229
BCRA Notes (NOBAC)	765,346	1,133,071

Total	978,211	1,372,584

Unlisted government securities
Secured Bonds due in 2020	961,098	903,897
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	15,088	—,—
Other	2,159	6

Total	978,345	903,903

Instruments issued by the BCRA
BCRA Bills (LEBAC)	718,372	140,068
BCRA Notes (NOBAC)	950,545	1,865,723

Total	1,668,917	2,005,791

Investments in listed private securities
Corporate Bonds Telefónica de Argentina S.A.	2,194	2,269
Corporate Bonds Telecom Personal	2,659	4,994
Corporate Bonds Camuzzi Gas Pampeana	7,527	10,096
Corporate Bonds Grupo Concesionario del Oeste	8,044	9,985
Corporate Bonds Tarjeta Cuyana	4,622	6,459
Corporate Bonds Gas Natural Ban	10,629	—,—
Corporate Bonds Banco Macro	2,042	2,538
Corporate Bonds Petrobrás Energía S.A.	4,607	1,429
Fideicomiso de Gas	20,276	30,629
Tarjeta Naranja Trust	11,040	11,820
Radar Financial Trust	41,040	36,788
Galtrust 1 Financial Trust	4,090	10,333
Garbarino Trust	—,—	4,349
Secubono Trust	—,—	9,153
Cía. Financiera Argentina Trust	—,—	12,033
Tenaris	577	3,160
Telecom	2,301	5,197
FBA Bonos Argentinos FCI	4,308	2,019
FBA Ahorro Pesos FCI	3,345	1,671
1784 Inversión Pesos FCI	3,334	2,853
Pionero Pesos FCI	—,—	10,015
HF Pesos Clase 1 FCI	—,—	6,364
FBA Renta Pesos	7,019	—,—
Super Ahorro Pesos FCI	10,718	—,—
Rembrandt Amro Pesos FCI	2,198	11,016
Other	12,182	46,733

Total	164,752	241,943

Allowances	(347,519)	(61,002)

Total	4,533,015	5,181,253

	09-30-08	12-31-07
b) LOANS – Other
Loans granted to pre-finance and finance exports	1,377,979	1,497,988
Fixed-rate financial loans	753,802	904,117
Other	262,620	264,738

Total	2,394,401	2,666,843

c) INVESTMENTS IN OTHER COMPANIES – Other
In other non-controlled companies- unlisted	36,646	30,586
In non-controlled companies-supplementary activities	26,861	15,801
Other – unlisted	42	43

Total	63,549	46,430

d) OTHER RECEIVABLES – Other
Prepayments	48,319	46,200
Guarantee deposits	27,702	25,551
Miscellaneous receivables	113,717	60,226
Tax prepayments	209,375	93,647
Other	45,365	59,384

Total	444,478	285,008

e) OTHER SUBSIDIARIES’ ASSETS
Other related to insurance business	2,020	450

Total	2,020	450

f) OTHER LIABILITIES FROM FINANCIAL
TRANSACTIONS - Other
Correspondents – our account	6,196	146,540
Collections and other operations for the account of third parties	20,748	25,925
Other withholdings and collections at source	96,448	104,883
Accounts payable for consumption	170,063	140,105
Money orders payable	267,085	244,410
Loans received from Argentine Technological Fund (FONTAR)	33,120	20,623
Loans received from Interamerican Development Bank (BID)	47,480	57,738
Pending Banelco debit transactions	9,540	11,220
Other	64,933	45,783

Total	715,613	797,227

	09-30-08	12-31-07
g) OTHER LIABILITIES – Other
Accrued salaries and payroll taxes	173,319	194,226
Accrued taxes	122,451	79,813
Miscellaneous payables	145,573	91,845
Other	4,789	8,997

Total	446,132	374,881

h) OTHER SUBSIDIARIES´ LIABILITIES
Insurance companies, claims in adjustment process	—,—	94,013
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	136,148	138,480
Insurance companies, mathematical reserve	2,168,448	1,896,586
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(19,170)	(22,099)
Other related to insurance business	83,102	39,751

Total	2,368,520	2,146,731

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Items in safekeeping	10,072,391	9,433,738
Collections items	662,750	579,318
Checks drawn on the Bank pending clearing	240,170	223,112
Checks not yet credited	802,165	786,562
Securities representative of investment in escrow on behalf of the Pension Fund Manager	20,177,718	20,993,983
Other	77,276	62,182

Total	32,032,470	32,078,895

	09-30-08	09-30-07
j) SERVICE CHARGE EXPENSE - Other
Turn-over tax	34,242	24,249
Other	11,547	7,598

Total	45,789	31,847

k) OTHER INCOME - Other
Premiums – Insurance companies	261,548	186,012
Rent	1,770	1,485
Related parties expenses recovery	3,901	4,256
Deferred income tax (1)	123,650	6,200
Others	22,264	14,559

Total	413,133	212,512

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	09-30-08	09-30-07
l) OTHER EXPENSE – Other
Insurance companies, mathematical reserve	283,819	231,905
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	105,724	85,512
Tax on bank credits and debits	29,662	23,614
Deferred tax expenses	—,—	337,000
Insurance premiums for disability and death	43,601	—,—
Claims paid – Insurance companies	35,792	138,266
Other	17,297	33,382

Total	515,895	849,679

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-08	12-31-07
COMMERCIAL PORTFOLIO
Normal performance	9,094,266	8,767,828

Preferred collaterals and counter guaranty “A”	111,609	104,485
Other collaterals and counter guaranty “B”	113,521	107,263
Without senior security or counter guaranty	8,869,136	8,556,080
In potential risk	7,179	17,733

Other collaterals and counter guaranty “B”	—,—	922
Without senior security or counter guaranty	7,179	16,811
Nonperforming	5,225	5,321

Without senior security or counter guaranty	5,225	5,321
With high risk of uncollectibility	26,959	27,025

Preferred collaterals and counter guaranty “A”	—,—	946
Other collaterals and counter guaranty “B”	1,650	—,—
Without senior security or counter guaranty	25,309	26,079
Uncollectible	592	518

Without senior security or counter guaranty	592	518

Total	9,134,221	8,818,425

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-08	12-31-07
CONSUMER AND HOUSING PORTFOLIO
Normal performance	4,614,764	3,522,504

Preferred collaterals and counter guaranty “A”	8,371	8,145
Other collaterals and counter guaranty “B”	1,110,242	726,341
Without senior security or counter guaranty	3,496,251	2,788,018
Low risk	47,924	27,277

Preferred collaterals and counter guaranty “A”	—.—	2
Other collaterals and counter guaranty “B”	11,842	6,181
Without senior security or counter guaranty	36,082	21,094
Medium risk	26,512	12,256

Preferred collaterals and counter guaranty “A”	—.—	5
Other collaterals and counter guaranty “B”	1,940	568
Without senior security or counter guaranty	24,572	11,683
High risk	32,367	1,006

Other collaterals and counter guaranty “B”	1,626	353
Without senior security or counter guaranty	30,741	653
Uncollectible	5,253	18,263

Other collaterals and counter guaranty “B”	1,063	1,777
Without senior security or counter guaranty	4,190	16,486
Uncollectible, classified as such under regulatory requirements	1,324	1,261

Other collaterals and counter guaranty “B”	400	251
Without senior security or counter guaranty	924	1,010

Total	4,728,244	3,582,567

General Total (1)	13,862,465	12,400,992

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of September 30, 2008 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 17 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2008 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2007.

The statements of income, changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2007.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. for limited reviews to quarterly financial statements. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2008, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

a)

The Bank values the investments in its controlled companies Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. and Consolidar Compañía de Seguros de Retiro S.A. in its stand-alone financial statements according to the equity method and carries out the consolidation process using the financial statements of such companies in accordance with the procedure mentioned in note 1 to the consolidated financial statements. As it arises from the limited review reports issued by the independent auditors on the financial statements of each of those companies, the following uncertainties exist to date:

i.	Consolidar AFJP S.A.: the Argentine Executive Branch sent to the Argentine Congress a legislative bill for the suppression of the current capitalization regime and the unification of the social security system into a single state-run pay as you go system. This fact has caused great uncertainty since, if the proposal is approved, the continuity of this controlled Company’s business could be affected, resulting in changes in the amounts of certain of its assets and liabilities as a result from that situation -note 3.a) iv). to the consolidated financial statements -, and

ii.	Consolidar Compañía de Seguros de Retiro S.A.: The National Supreme Court of Justice has upheld the unconstitutionality of the emergency laws that ordered the conversion into pesos of life annuities originally agreed in foreign currency. Although the above mentioned rulings are applicable to the specific case that was adjudicated, they could have significant effects on retirement insurance companies regarding potential claims originated in the conversion into pesos of the above mentioned agreements -note 3.b) i). to the consolidated financial statements-.

The financial statements mentioned in paragraphs a) and b) of caption 1 do not include any adjustment that could result from these uncertainties. The Board of Directors of BBVA Banco Francés S.A. is evaluating the evolution of these matters and their potential impact on the Bank’s financial statements.

b)	The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2007 and those for the nine-month period ended September 30, 2007, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2007 was issued on February 12, 2008 and was qualified due to certain departures from professional accounting standards currently in force in the City of Buenos Aires, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the nine-month period ended September 30, 2007 was issued on November 8, 2007, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in paragraph b) of caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 7, 2008.

PABLO F. TONINA
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 19, 2008	By:	/s/ Martín E. Zarich
Name: Martín E. Zarich
Title: Chief Financial Officer